UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,
5 Tampines North Drive 5
#07-00
Singapore 528548
+65 6499 9469
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

Warrant Exchange Agreements

On May 14, 2019, Reebonz Holding Limited, a Cayman Islands exempted company (the “Company”), entered into a Warrant Exercise Agreement (the “Exercise Agreement”) with certain holders (“Holders”) holding an aggregate of 400,000 warrants (the “Exercised Warrants”) to purchase ordinary shares of the Company, par value $0.00008 per share (“Ordinary Shares”), that were offered and sold pursuant to the Company’s registered offering described in the Company’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) under the Securities Act of 1933 dated April 15, 2019. Pursuant to the Exercise Agreement, in exchange for Holders’ agreement to exercise the Exercised Warrants in cash at the exercise price of $5.00 per Ordinary Share resulting in gross proceeds to the Company of $2,000,000 (the “Proceeds”), the Company agreed to issue to Holders a new Ordinary Share purchase warrant (the “New Warrants”), initially exercisable into a number of shares equal to 50% of the number of Exercised Warrants exercised. The New Warrants have a five year term and are exercisable at into Ordinary Shares at $6.50 per Ordinary Share.

The Company agreed to pay Roth Capital Partners and Maxim Group LLC, its financial advisors for the Exercise Agreement, a cash fee consisting of a cash payment equal to six percent (6.0%) of the Proceeds received from the exercise of Holders Warrants. The Company intends to use the net proceeds to settle outstanding obligations to certain of its service providers.

The foregoing descriptions of the Warrant Exercise Agreement and the New Warrants do not purport to be complete descriptions of all terms and conditions contained therein and are qualified in their entirety by reference to the full text of such documents attached as Exhibits to this Current Report on Form 6-K which are incorporated herein by reference.

Unregistered Sales of Equity Securities.

The disclosures set forth above are incorporated by reference. The issuance by the Company of the New Warrants issued in consideration of the Company’s inducement to exercise the Exercised Warrants was or will be made in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission.

Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description of Exhibit

4.1	Form of Warrant
10.1	Warrant Exercise Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: May 14, 2019	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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